UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

THE MADISON SQUARE GARDEN COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

55825T103

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

February 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLP Investment Holdco, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLP Investment Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Partners V DE (AIV) Marquee, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 270,889
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 270,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,889
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Technology Associates V Marquee, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 270,889
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 270,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,889
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLTA V (GP) Marquee, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 270,889
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 270,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,889
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLP Marquee Investor, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 270,889
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 270,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,889
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of The Madison Square Garden Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Penn Plaza, New York, NY 10121.

Item 2.	Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed jointly on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

1.	SLP Investment Holdco, L.P., a Delaware limited partnership (“SLP Holdco”),

2.	SLP Investment Holdings, L.L.C., a Delaware limited liability company (“SLP Holdings”),

3.	Silver Lake Technology Associates IV, L.P., a Delaware limited partnership (“SLTA IV”),

4.	SLTA IV (GP), L.L.C., a Delaware limited liability company (“SLTA IV GP”),

5.	Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”, and together with SLP Holdco, SLP Holdings, SLTA IV and SLTA IV GP, the “SLP IV Reporting Persons”),

6.	Silver Lake Partners V DE (AIV) Marquee, L.P., a Delaware limited partnership (“SLP V Marquee”),

7.	Silver Lake Technology Associates V Marquee, L.P., a Delaware limited partnership (“SLTA V Marquee”),

8.	SLTA V (GP) Marquee, L.L.C., a Delaware limited liability company (“SLTA V Marquee GP”), and

9.	SLP Marquee Investor, L.L.C., a Delaware limited liability company (“SLP Marquee” and together with SLP V Marquee, SLTA V Marquee and SLTA V Marquee GP, the “SLP V Reporting Persons”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

SLP IV Reporting Persons

SLP Holdings is the general partner of SLP Holdco. SLTA IV is the managing member of SLP Holdings. SLTA IV GP is the general partner of SLTA IV. SLG is the managing member of SLTA IV GP.

The principal business of SLP Holdco is to invest in securities. The principal business of SLP Holdings is to serve as the general partner of SLP Holdco and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV is to serve as the managing member of SLP Holdings and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV GP is to serve as the general partner of SLTA IV and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA IV GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the SLP IV Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning each of the managing members of SLG is set forth in Annex A-1 attached hereto, which is incorporated herein by reference in response to this Item 2.

SLP V Reporting Persons

SLTA V Marquee is the general partner of SLP V Marquee. SLTA V Marquee GP is the general partner of SLTA V Marquee. SLP Marquee is the managing member of SLTA V Marquee GP.

The principal business of SLP V Marquee is to invest in securities. The principal business of SLTA V Marquee is to serve as the general partner of SLP V Marquee and to manage investments through other partnerships and limited liability companies. The principal business of SLTA V Marquee GP is to serve as the general partner of SLTA V Marquee and to manage investments through other partnerships and limited liability companies. The principal business of SLP Marquee is to serve as the managing member of SLTA V Marquee GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the SLP V Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning each of the managing members of SLP Marquee is set forth in Annex A-2 attached hereto, which is incorporated herein by reference in response to this Item 2.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A-1 or Annex A-2 attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

SLP Holdco purchased 930,596 shares of Class A Common Stock for an aggregate purchase price of $202,401,779. SLP V Marquee purchased 242,889 shares of Class A Common Stock for an aggregate purchase price of $53,241,916. SLP V Marquee purchased currently outstanding call options referencing 28,000 shares of Class A Common Stock for an aggregate purchase price of $503,000. The source of funds for all such purchases were from general funds available to such purchaser, including capital contributions from their respective investors and/or for cash management purposes in advance of a capital call, short-term borrowings under an existing revolving credit facility to which one or more affiliates of the purchasers are parties, which amounts are expected to be repaid upon the funding of capital contributions from their respective investors.

Item 4.	Purpose of Transaction.

The Reporting Persons are supportive stockholders of the Issuer that acquired Class A Common Stock based on the view that such shares are undervalued relative to the Issuer’s asset value. The Reporting Persons would like to support the Issuer and its efforts to create long-term value. Each Reporting Person may engage in discussions with one or more officers, directors, representatives or stockholders of the Issuer regarding the Issuer.

The Reporting Persons plan to review their holdings in the Issuer on a continuing basis and each Reporting Person may, at any time and from time to time, through open market transactions, privately negotiated transactions or otherwise, (i) acquire additional shares of Class A Common Stock or other financial instruments related to the Issuer or the Class A Common Stock (which may include, but are not limited to, other securities of the Issuer or rights or securities exercisable or convertible into securities of the Issuer), (ii) dispose of any or all of its Class A Common Stock or such other financial instruments related to the Issuer or the Class A Common Stock, or (iii) engage in hedging or similar transactions with respect to securities of the Issuer, including but not limited to swaps and other derivative instruments, in each case depending upon a variety of factors, including but not limited to the price and availability of the Issuer’s securities, the Issuer’s business and business prospects, applicable legal and other restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Each of the Reporting Persons may also evaluate and discuss other ideas that if effected may relate to, or result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, but only if such a transaction were on terms and conditions acceptable to the Issuer’s board of directors, controlling shareholders and the Reporting Persons.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D. Depending on a variety of factors, including but not limited to market conditions and the factors noted above, the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D, the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D, and the information set forth on Annex B attached hereto, are incorporated by reference in its entirety into this Item 5.

(a)-(b) By virtue of their relationships, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 1,201,485 shares of Class A Common Stock, which includes (i) 930,596 shares of Class A Common Stock held by SLP Holdco and (ii) 242,889 shares of Class A Common Stock and 28,000 shares of Class A Common Stock underlying call options referenced in Item 6 held by SLP V Marquee, representing in the aggregate approximately 6.3% of the issued and outstanding Class A Common Stock of the Issuer. For purposes of Section 13(d) of the Exchange Act, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Class A Common Stock underlying such call options. None of the call options, however, currently gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.

The percentages of beneficial ownership in this Schedule 13D are based on 19,025,439 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2018, as referenced in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2018.

Information with respect to the beneficial ownership of Class A Common Stock by the managing members of SLG and SLP Marquee is set forth in Annex A-1 and Annex A-2 attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Annex B attached hereto, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

(d) Other than as described in this Schedule 13D, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 5 is incorporated by reference in its entirety into this Item 6.

SLP V Marquee currently holds exchange-traded call options, expiring on March 16, 2018, on an aggregate of:

•	8,000 shares of Class A Common Stock with an exercise price of $195.00 per share,

•	8,000 shares of Class A Common Stock with an exercise price of $200.00 per share,

•	10,000 shares of Class A Common Stock with an exercise price of $210.00 per share, and

•	2,000 shares of Class A Common Stock with an exercise price of $220.00 per share.

SLP V Marquee sold exchange-traded put options, expiring on March 16, 2018 and which are currently outstanding, that give the holder the right to sell to SLP V Marquee:

•	42,500 shares of Class A Common Stock with an exercise price of $220.00 per share,

•	52,400 shares of Class A Common Stock with an exercise price of $230.00 per share,

•	36,800 shares of Class A Common Stock with an exercise price of $240.00 per share, and

•	10,000 shares of Class A Common Stock with an exercise price of $250.00 per share.

The put options sold by SLP V Marquee do not give any of the Reporting Persons direct or indirect voting, investment or dispositive control over any shares of Class A Common Stock, unless and until exercised by the holder of such put options. Accordingly, the Reporting Persons disclaim any beneficial ownership in any shares of Class A Common Stock that underlie such put options.

Item 7.	Material to Be Filed as Exhibits.

A.	Agreement of Joint Filing by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2018

SLP Investment Holdco, L.P.

By:	SLP Investment Holdings, L.L.C., its general partner

By:	Silver Lake Technology Associates IV, L.P., its managing member

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

SLP Investment Holdings, L.L.C.

By:	Silver Lake Technology Associates IV, L.P., its managing member

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Technology Associates IV, L.P.

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

SLTA IV (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Partners V DE (AIV) Marquee, L.P.

By:	Silver Lake Technology Associates V Marquee, L.P., its general partner

By:	SLTA V (GP) Marquee, L.L.C., its general partner

By:	SLP Marquee Investor, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Technology Associates V Marquee, L.P.

By:	SLTA V (GP) Marquee, L.L.C., its general partner

By:	SLP Marquee Investor, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

SLTA V (GP) Marquee, L.L.C.

By:	SLP Marquee Investor, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

SLP Marquee Investor, L.L.C.

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Annex A-1

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Each of such persons is a citizen of the United States.

Silver Lake Group, L.L.C.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock or has transacted in any shares of Class A Common Stock in the past 60 days.

Annex A-2

The following sets forth the name and principal occupation of each of the managing members of SLP Marquee Investor, L.L.C. Each of such persons is a citizen of the United States.

SLP Marquee Investor, L.L.C.
Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock or has transacted in any shares of Class A Common Stock in the past 60 days.

Annex B

Transactions in the Past 60 Days

Transactions by SLP Holdco in Class A Common Stock
Date	Security	Number of Shares Acquired	Average Price per Share (excluding commissions)	Nature of Transaction
12/26/2017	Class A Common Stock	3,218	$211.47	Open Market Purchase
12/27/2017	Class A Common Stock	7,975	$212.46	Open Market Purchase
12/28/2017	Class A Common Stock	2,600	$212.77	Open Market Purchase
1/11/2018	Class A Common Stock	13,400	$220.00	Put Option Exercise by Counterparty
1/22/2018	Class A Common Stock	6,600	$220.00	Put Option Exercise by Counterparty

Transactions by SLP V Marquee in Class A Common Stock
Date	Security	Number of Shares Acquired	Average Price per Share (excluding commissions)	Nature of Transaction
2/13/2018	Class A Common Stock	42,343	$209.70	Open Market Purchase
2/14/2018	Class A Common Stock	18,538	$215.06	Open Market Purchase
2/15/2018	Class A Common Stock	15,549	$224.25	Open Market Purchase
2/16/2018	Class A Common Stock	13,792	$227.75	Open Market Purchase
2/20/2018	Class A Common Stock	12,085	$229.01	Open Market Purchase
2/21/2018	Class A Common Stock	14,205	$232.78	Open Market Purchase
2/22/2018	Class A Common Stock	37,877	$230.71	Open Market Purchase
2/23/2018	Class A Common Stock	7,400	$230.60	Open Market Purchase
2/14/2018	Class A Common Stock	1,100	$220.00	Put Option Exercise by Counterparty
2/14/2018	Class A Common Stock	12,100	$230.00	Put Option Exercise by Counterparty
2/14/2018	Class A Common Stock	6,100	$230.00	Put Option Exercise by Counterparty
2/15/2018	Class A Common Stock	3,400	$230.00	Put Option Exercise by Counterparty
2/16/2018	Class A Common Stock	600	$230.00	Put Option Exercise by Counterparty
2/16/2018	Class A Common Stock	12,100	$195.00	Exercise of Call Option
2/16/2018	Class A Common Stock	16,600	$200.00	Exercise of Call Option
2/16/2018	Class A Common Stock	9,200	$210.00	Exercise of Call Option
2/16/2018	Class A Common Stock	2,000	$240.00	Put Option Exercise by Counterparty
2/16/2018	Class A Common Stock	17,900	$230.00	Put Option Exercise by Counterparty

Transactions by SLP V Marquee in Call Options and Put Options in the Open Market
Date	Transaction	Exercise Price	Expiration Date	Contract Quantity (underlying shares in 100s)	Price per Share Underlying Options (excluding commissions)
2/13/2018	Buy Calls	$195.00	2/16/2018	86	$14.59
2/13/2018	Buy Calls	$200.00	2/16/2018	41	$10.47
2/13/2018	Buy Calls	$200.00	2/16/2018	100	$10.20
2/13/2018	Buy Calls	$210.00	2/16/2018	47	$1.90
2/13/2018	Buy Calls	$195.00	3/16/2018	80	$16.68
2/13/2018	Buy Calls	$200.00	3/16/2018	65	$12.17
2/13/2018	Sell Puts	$210.00	2/16/2018	(100)	$2.30
2/13/2018	Sell Puts	$220.00	2/16/2018	(50)	$10.40
2/13/2018	Sell Puts	$220.00	2/16/2018	(100)	$10.80
2/13/2018	Sell Puts	$230.00	2/16/2018	(200)	$20.00
2/13/2018	Sell Puts	$220.00	3/16/2018	(55)	$13.00
2/13/2018	Sell Puts	$230.00	3/16/2018	(100)	$20.50
2/14/2018	Buy Calls	$195.00	2/16/2018	35	$17.50
2/14/2018	Buy Calls	$200.00	2/16/2018	25	$12.50
2/14/2018	Sell Puts	$210.00	2/16/2018	(55)	$1.50
2/14/2018	Sell Puts	$220.00	2/16/2018	(65)	$4.50
2/14/2018	Sell Puts	$230.00	2/16/2018	(80)	$18.50
2/14/2018	Sell Puts	$220.00	3/16/2018	(30)	$7.33
2/15/2018	Buy Calls	$210.00	2/16/2018	45	$13.00
2/15/2018	Sell Puts	$220.00	3/16/2018	(100)	$3.20
2/15/2018	Sell Puts	$230.00	3/16/2018	(10)	$9.00
2/15/2018	Sell Puts	$230.00	2/16/2018	(60)	$8.00
2/16/2018	Sell Puts	$240.00	2/16/2018	(20)	$13.00
2/16/2018	Sell Puts	$220.00	3/16/2018	(55)	$1.80
2/16/2018	Sell Puts	$230.00	3/16/2018	(100)	$5.66
2/16/2018	Sell Puts	$240.00	3/16/2018	(10)	$13.30
2/20/2018	Sell Puts	$220.00	3/16/2018	(100)	$1.20
2/20/2018	Sell Puts	$220.00	3/16/2018	(50)	$1.10
2/20/2018	Sell Puts	$230.00	3/16/2018	(100)	$4.60
2/21/2018	Sell Puts	$220.00	3/16/2018	(35)	$1.00
2/21/2018	Sell Puts	$230.00	3/16/2018	(20)	$3.40
2/21/2018	Sell Puts	$240.00	3/16/2018	(160)	$7.88
2/22/2018	Buy Calls	$200.00	3/16/2018	15	$31.00
2/22/2018	Buy Calls	$220.00	3/16/2018	20	$12.00
2/22/2018	Sell Puts	$230.00	3/16/2018	(155)	$3.52
2/22/2018	Sell Puts	$240.00	3/16/2018	(125)	$8.40
2/23/2018	Buy Calls	$210.00	3/16/2018	100	$22.00
2/23/2018	Sell Puts	$230.00	3/16/2018	(100)	$2.79
2/23/2018	Sell Puts	$240.00	3/16/2018	(73)	$9.13
2/23/2018	Sell Puts	$250.00	3/16/2018	(100)	$18.85